                                                                      EXHIBIT 99

                               CONSUMERS GAS GROUP
                      MANAGEMENT'S DISCUSSION AND ANALYSIS


In 1995, CMS Energy issued a total of 7.62 million shares of Class G Common Stock. This class of Common Stock reflects the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage Company, a subsidiary of Consumers (collectively, Consumers Gas Group). Accordingly, this MD&A should be read along with the MD&A in the 1998 Annual Report of CMS Energy included and incorporated by reference herein.

CMS Energy is the parent holding company of Consumers and CMS Enterprises Company. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is a subsidiary of CMS Energy. For further information regarding the businesses of CMS Energy, including the nature and issuance of Class G Common Stock, see the MD&A of CMS Energy.

As a result of CMS Energy's acquisition of Panhandle in March 1999, management determined that having a separate tracking stock for Consumers Gas Group was no longer in CMS Energy's best interests. Therefore, on October 25, 1999, CMS Energy exchanged approximately 6.1 million shares of CMS Energy Common Stock for all of the approximately 8.7 million issued and outstanding shares of Class G Common Stock in a tax-free exchange for federal income tax purposes, as more fully discussed in Note 5.

RESULTS OF OPERATIONS


                                                                     In Millions
--------------------------------------------------------------------------------
September 30                                         1999      1998       Change
--------------------------------------------------------------------------------

Three Months Ended                                   $(13)      $ (5)      $ (8)
Nine Months Ended                                      30         35         (5)
Twelve Months Ended                                    47         58        (12)
================================================================================

Net income for the three month period ended September 30, 1999 decreased compared with the same period ending September 30, 1998, primarily as a result of a one-time regulatory disallowance of certain gas costs. The decrease in net income for the nine months ended September 30, 1999 compared to the same 1998 period reflects the benefit resulting from a one-time accounting change for property taxes in the first quarter of 1998 (which changed the recognition of property tax expense from expensing on a calendar year basis to a fiscal year basis, resulting in a benefit of $18 million, or $12 million after-tax), a one-time regulatory disallowance of certain gas costs in 1999, and increased depreciation, partially offset by increased gas deliveries due to colder temperatures during the 1999 heating season and a regulatory change which suspended the GCR clause, allowing the opportunity to benefit from lower gas prices. The decrease in earnings for the twelve months ended September 30, 1999 compared to the same 1998 period reflects the change in accounting for property taxes implemented in March 1998 as discussed above and an increase in depreciation, partially offset by a decrease in the cost of gas.

GAS ISSUES

For a discussion of Consumers Gas Group operating issues, see Consumers Gas Group Results of Operations_Uncertainties in CMS Energy's MD&A.

CASH POSITION, INVESTING AND FINANCING

OPERATING ACTIVITIES: Consumers Gas Group's cash requirements are met by its operating and financing activities. Consumers Gas Group's cash from operations is derived mainly from Consumers' sale and transportation of natural gas. Cash from operations for the first nine months of 1999 and 1998 totaled $134 million and $66 million, respectively. The $68 million increase primarily reflects increased depreciation, the absence of the 1998 cumulative effect of the property tax accounting change, and increased accounts payable amounts due to the timing of cash payments. Consumers Gas Group uses its operating cash primarily to maintain and expand its gas utility transmission and distribution systems, to retire portions of its long-term debt, and to pay dividends.

INVESTING ACTIVITIES: Cash used in investing activities for the first nine months of 1999 and 1998 totaled $80 million and $84 million, respectively. The $4 million decrease in cash used primarily reflects decreased capital expenditures.

FINANCING ACTIVITIES: Cash used in financing activities during the first nine months of 1999 totaled $56 million while cash provided by financing activities during the first nine months of 1998 totaled $20 million. The $76 million increase in cash used primarily reflects a decrease in the proceeds from senior notes and an increase in the retirement of preferred stock, partially offset by a decrease in the retirement of bonds and other long-term debt.

OTHER INVESTING AND FINANCING MATTERS: Consumers has an agreement permitting the sale of certain accounts receivable for up to $325 million. At September 30, 1999, receivables sold totaled $314 million. Consumers Gas Group's attributed portion of these receivables sold totaled $42 million. Accounts receivable and accrued revenue in the Balance Sheets have been reduced to reflect receivables sold. For further information, see CMS Energy's Note 3.

CAPITAL EXPENDITURES

CMS Energy estimates the following capital expenditures for Consumers Gas Group, including new lease commitments, over the next three years. These estimates are prepared for planning purposes and are subject to revision.


                                                                                                       In Millions
------------------------------------------------------------------------------------------------------------------
Years Ended December 31                                                   1999              2000              2001
------------------------------------------------------------------------------------------------------------------

Gas utility (a)                                                           $122              $127              $127
Michigan Gas Storage                                                         3                 3                 3
                                                                        ------------------------------------------

                                                                          $125              $130              $130
==================================================================================================================

(a) Includes a portion of anticipated capital expenditures common to Consumers' gas and electric utility businesses.

Consumers Gas Group expects that cash from operations and the ability to access debt markets will provide necessary working capital and liquidity to fund future capital expenditures, required debt payments, and other cash needs in the foreseeable future. For further information regarding forward-looking information, see the Consumers Gas Group Outlook discussion in CMS Energy's MD&A.

YEAR 2000 COMPUTER MODIFICATIONS

For a discussion of Consumers Gas Group's year 2000 computer modification efforts, see Year 2000 Computer Modifications in CMS Energy's MD&A.

FORWARD-LOOKING STATEMENTS

For cautionary statements relating to Consumers Gas Group's forward-looking information, see Forward-Looking Statements in CMS Energy's MD&A.

                              CONSUMERS GAS GROUP
                              STATEMENTS OF INCOME
                                  (UNAUDITED)


                                                               THREE MONTHS ENDED        NINE MONTHS ENDED       TWELVE MONTHS ENDED
SEPTEMBER 30                                                   1999          1998        1999         1998        1999         1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               In Millions, Except Per Share Amounts

OPERATING REVENUE                                          $    112      $    117    $    792     $    716     $  1,128    $  1,092
------------------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
  Operation
    Cost of gas sold                                             44            39         428          377          614         600
    Other                                                        49            46         143          136          184         183
                                                           -------------------------------------------------------------------------

                                                                 93            85         571          513          798         783
  Maintenance                                                     9             8          26           25           34          34
  Depreciation, depletion and amortization                       10            10          70           60          107          89
  General taxes                                                   7             8          38           37           57          52
                                                           -------------------------------------------------------------------------
                                                                119           111         705          635          996         958
------------------------------------------------------------------------------------------------------------------------------------

PRETAX OPERATING INCOME (LOSS)                                   (7)            6          87           81          132         134
------------------------------------------------------------------------------------------------------------------------------------

OTHER INCOME (DEDUCTIONS)                                         -             -           4            -            -          (2)
------------------------------------------------------------------------------------------------------------------------------------

FIXED CHARGES
  Interest on long-term debt                                      7             7          22           21           29          28
  Other interest                                                  6             3          13           11           17          15
  Preferred dividends                                             -             1           1            3            2           4
                                                           -------------------------------------------------------------------------
                                                                 13            11          36           35           48          47

INCOME (LOSS) BEFORE INCOME TAXES                               (20)           (5)         55           46           84          85

INCOME TAXES                                                     (7)            -          25           23           37          39
                                                           -------------------------------------------------------------------------

NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE                                (13)           (5)         30           23           47          46
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR
  PROPERTY TAXES, NET OF $6 TAX                                   -             -           -           12            -          12
------------------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                          $    (13)     $     (5)    $    30      $    35     $     47    $     58
====================================================================================================================================

NET INCOME (LOSS) ATTRIBUTABLE TO CMS ENERGY
  SHAREHOLDERS THROUGH RETAINED INTEREST                   $    (10)     $     (3)    $    22      $    27     $     34    $     44
------------------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS) ATTRIBUTABLE TO CLASS G SHAREHOLDERS     $     (3)     $     (2)    $     8      $     8     $     13    $     14
------------------------------------------------------------------------------------------------------------------------------------

AVERAGE CLASS G COMMON SHARES OUTSTANDING                         9             8           9            8            9           8
------------------------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED EARNINGS (LOSS) PER AVERAGE CLASS G
  COMMON SHARE BEFORE CHANGE IN ACCOUNTING PRINCIPLE       $   (.38)     $   (.16)    $   .90      $   .68     $   1.41    $   1.37
------------------------------------------------------------------------------------------------------------------------------------
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE,
  NET OF TAX, PER AVERAGE CLASS G COMMON SHARE             $      -      $      -     $     -      $   .36     $      -    $    .36
------------------------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED EARNINGS (LOSS) PER AVERAGE CLASS G
  COMMON SHARE                                             $   (.38)     $   (.16)    $   .90      $  1.04     $   1.41    $   1.73
------------------------------------------------------------------------------------------------------------------------------------

DIVIDEND DECLARED PER CLASS G COMMON SHARE                 $    .34      $   .325     $   .99      $  .945     $  1.315    $  1.255
====================================================================================================================================
THE ACCOMPANYING CONDENSED NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               CONSUMERS GAS GROUP
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                               NINE MONTHS ENDED
SEPTEMBER 30                                                                              1999              1998
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                        $       30       $        35
    Adjustments to reconcile net income to net cash
      provided by operating activities
        Depreciation, depletion and amortization                                            70                60
        Capital lease and other amortization                                                 3                 5
        Deferred income taxes and investment tax credit                                     (4)               11
        Cumulative effect of accounting change                                               -               (18)
        Changes in other assets and liabilities                                             35               (27)
                                                                                   -----------------------------
          Net cash provided by operating activities                                        134                66
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures (excludes assets placed under capital lease)                        (73)              (81)
  Cost to retire property, net                                                              (7)               (7)
  Proceeds from the sale of property                                                         1                 3
  Other                                                                                     (1)                1
                                                                                   -----------------------------
          Net cash used in investing activities                                            (80)              (84)
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Retirement of preferred stock                                                            (43)                -
  Return of CMS Energy stockholders' contribution                                          (35)              (32)
  Payment of common stock dividends                                                        (33)              (31)
  Retirement of bonds and other long-term debt                                             (22)             (150)
  Payment of capital lease obligations                                                      (3)               (5)
  Contribution from CMS Energy stockholders                                                 63                15
  Increase (decrease) in notes payable, net                                                  8                37
  Issuance of common stock                                                                   5                 4
  Proceeds from bank loans                                                                   4                 -
  Proceeds from senior notes                                                                 -               182
                                                                                   -----------------------------
          Net cash provided by (used in) financing activities                              (56)               20
----------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND TEMPORARY CASH INVESTMENTS                              (2)                2

CASH AND TEMPORARY CASH INVESTMENTS, BEGINNING OF PERIOD                                     2                 2
                                                                                   -----------------------------

CASH AND TEMPORARY CASH INVESTMENTS, END OF PERIOD                                  $        -       $         4
================================================================================================================

OTHER CASH FLOW ACTIVITIES AND NON-CASH INVESTING AND FINANCING ACTIVITIES WERE:
CASH TRANSACTIONS
  Interest paid (net of amounts capitalized)                                        $       32       $        29
  Income taxes paid (net of refunds)                                                        38                35
NON-CASH TRANSACTIONS
  Assets placed under capital lease                                                 $        4       $         5
================================================================================================================

                                                                                             TWELVE MONTHS ENDED
SEPTEMBER 30                                                                           1999                 1998
----------------------------------------------------------------------------------------------------------------
                                                                                                     In Millions
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                    $        47          $        58
    Adjustments to reconcile net income to net cash
      provided by operating activities
        Depreciation, depletion and amortization                                        107                   89
        Capital lease and other amortization                                              -                    6
        Deferred income taxes and investment tax credit                                   1                    9
        Cumulative effect of accounting change                                            -                  (18)
        Changes in other assets and liabilities                                          23                   23
                                                                                --------------------------------
          Net cash provided by operating activities                                     178                  167
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures (excludes assets placed under capital lease)                    (103)                (115)
  Cost to retire property, net                                                           (9)                 (10)
  Proceeds from the sale of property                                                      2                    3
  Other                                                                                   -                    3
                                                                                --------------------------------
          Net cash used in investing activities                                        (110)                (119)
----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Retirement of preferred stock                                                         (43)                   -
  Return of CMS Energy stockholders' contribution                                       (35)                 (71)
  Payment of common stock dividends                                                     (44)                 (42)
  Retirement of bonds and other long-term debt                                          (42)                (150)
  Payment of capital lease obligations                                                   (4)                  (6)
  Contribution from CMS Energy stockholders                                              85                   15
  Increase (decrease) in notes payable, net                                             (30)                   2
  Issuance of common stock                                                                7                    7
  Proceeds from bank loans                                                                4                    -
  Proceeds from senior notes                                                             30                  182
                                                                                --------------------------------
          Net cash provided by (used in) financing activities                           (72)                 (63)
----------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND TEMPORARY CASH INVESTMENTS                           (4)                 (15)

CASH AND TEMPORARY CASH INVESTMENTS, BEGINNING OF PERIOD                                  4                   19
                                                                                --------------------------------

CASH AND TEMPORARY CASH INVESTMENTS, END OF PERIOD                              $         -          $         4
================================================================================================================

OTHER CASH FLOW ACTIVITIES AND NON-CASH INVESTING AND FINANCING ACTIVITIES WERE:
CASH TRANSACTIONS
  Interest paid (net of amounts capitalized)                                    $        40          $        39
  Income taxes paid (net of refunds)                                                     37                   38
NON-CASH TRANSACTIONS
  Assets placed under capital lease                                             $         4          $         6
================================================================================================================

All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

THE ACCOMPANYING CONDENSED NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               CONSUMERS GAS GROUP
                                 BALANCE SHEETS


ASSETS                                                                     SEPTEMBER 30                           SEPTEMBER 30
                                                                                   1999         DECEMBER 31               1998
                                                                             (UNAUDITED)               1998        (UNAUDITED)
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   In Millions
PLANT AND PROPERTY (AT COST)
  Plant and property                                                            $ 2,427             $ 2,360            $ 2,328
  Less accumulated depreciation, depletion and amortization                       1,315               1,252              1,213
                                                                           ---------------------------------------------------
                                                                                  1,112               1,108              1,115
  Construction work-in-progress                                                      36                  31                 31
                                                                           ---------------------------------------------------
                                                                                  1,148               1,139              1,146
------------------------------------------------------------------------------------------------------------------------------



CURRENT ASSETS
  Cash and temporary cash investments at cost, which approximates market              -                   2                  4
  Accounts receivable and accrued revenue, less allowances
    of $2, $3, and $3, respectively                                                  24                  75                  5
  Inventories at average cost
    Gas in underground storage                                                      288                 219                276
    Materials and supplies                                                            5                   6                  6
  Prepayments and other                                                              32                  51                 40
                                                                           ---------------------------------------------------
                                                                                    349                 353                331
------------------------------------------------------------------------------------------------------------------------------



NON-CURRENT ASSETS
  Postretirement benefits                                                           123                 131                134
  Deferred income taxes                                                              45                  16                 14
  Other                                                                              95                  87                 62
                                                                           ---------------------------------------------------
                                                                                    263                 234                210
                                                                           ---------------------------------------------------

TOTAL ASSETS                                                                    $ 1,760             $ 1,726            $ 1,687
==============================================================================================================================


STOCKHOLDERS' INVESTMENT AND LIABILITIES                   SEPTEMBER 30                                     SEPTEMBER 30
                                                                   1999              DECEMBER 31                    1998
                                                             (UNAUDITED)                    1998              (UNAUDITED)
------------------------------------------------------------------------------------------------------------------------
                                                                                                             In Millions
CAPITALIZATION
  Common stockholders' equity                                   $   409                  $   379                 $   349
  Preferred stock                                                    10                       52                      52
  Long-term debt                                                    449                      454                     449
  Non-current portion of capital leases                              15                       14                      16
                                                          --------------------------------------------------------------
                                                                    883                      899                     866
------------------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES
  Current portion of long-term debt and capital leases               33                       37                      39
  Notes payable                                                     126                      118                     156
  Accounts payable                                                  110                       92                      86
  Accrued taxes                                                      33                       61                      34
  Accrued refunds                                                    19                        9                      10
  Accrued interest                                                    9                        8                       6
  Deferred income taxes                                               4                        4                       4
  Other                                                              62                       47                      43
                                                          --------------------------------------------------------------
                                                                    396                      376                     378
------------------------------------------------------------------------------------------------------------------------

NON-CURRENT LIABILITIES
  Regulatory liabilities for income taxes, net                      214                      189                     183
  Postretirement benefits                                           149                      159                     162
  Deferred investment tax credit                                     24                       25                      24
  Other                                                              94                       78                      74
                                                          --------------------------------------------------------------
                                                                    481                      451                     443
                                                          --------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTE 4)

TOTAL STOCKHOLDERS' INVESTMENT AND LIABILITIES                  $ 1,760                  $ 1,726                 $ 1,687
========================================================================================================================

THE ACCOMPANYING CONDENSED NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               CONSUMERS GAS GROUP
                    STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                                   (UNAUDITED)

                                                          THREE MONTHS ENDED        NINE MONTHS ENDED         TWELVE MONTHS ENDED
SEPTEMBER 30                                               1999         1998          1999       1998         1999           1998
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      In Millions
COMMON STOCK
  At beginning and end of period                          $ 184        $ 184         $ 184      $ 184        $ 184          $ 184
---------------------------------------------------------------------------------------------------------------------------------

OTHER PAID-IN CAPITAL
  At beginning of period                                    112           84           113        102           89            138
  Common stock issued                                         1            1             5          4            7              7
  CMS Energy stockholders' contribution                      33           15            63         15           85             15
  Return of CMS Energy stockholders' contribution             -          (11)          (35)       (32)         (35)           (71)
                                                       --------------------------------------------------------------------------
    At end of period                                        146           89           146         89          146             89
---------------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS
  At beginning of period                                    103           92            82         72           76             60
  Net income (loss)                                         (13)          (5)           30         35           47             58
  Common stock dividends declared                           (11)         (11)          (33)       (31)         (44)           (42)
                                                       --------------------------------------------------------------------------
    At end of period                                         79           76            79         76           79             76
                                                       --------------------------------------------------------------------------

TOTAL COMMON STOCKHOLDERS' EQUITY                         $ 409        $ 349         $ 409      $ 349        $ 409          $ 349
=================================================================================================================================

THE ACCOMPANYING CONDENSED NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               CONSUMERS GAS GROUP
                     CONDENSED NOTES TO FINANCIAL STATEMENTS


1:   CORPORATE STRUCTURE

CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is a subsidiary of CMS Energy. For further information regarding the businesses of CMS Energy, see the Notes to Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

CMS Energy has issued shares of Class G Common Stock. This class of Common Stock reflects the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage Company, a subsidiary of Consumers (collectively, Consumers Gas Group). For further information regarding the nature and issuance of the Class G Common Stock, see Note 4 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

These Financial Statements and their related Notes should be read along with the Financial Statements and Notes contained in the 1998 Annual Report of CMS Energy that includes the Report of Independent Public Accountants, included and incorporated by reference herein.


2:   EARNINGS PER SHARE AND DIVIDENDS

EARNINGS PER SHARE AND DIVIDENDS: Basic and diluted earnings per share for the three month period ended September 30, 1999 and September 30, 1998, reflect the performance of Consumers Gas Group. The earnings attributable to Class G Common Stock and the related amounts per share are computed by considering the weighted average number of shares of Class G Common Stock outstanding.

Earnings attributable to outstanding Class G Common Stock are equal to Consumers Gas Group's net income multiplied by a fraction; the numerator is the weighted average number of Outstanding Shares during the period, and the denominator is the weighted average number of Outstanding Shares and Retained Interest Shares during the period. The earnings attributable to Class G Common Stock on a per share basis, for the nine months ended September 30, 1999 and 1998, are based on
26.06 percent, 25.38 percent of the income of Consumers Gas Group, respectively.

In February and May 1999, CMS Energy paid dividends of $.325 per share on Class G Common Stock. In August 1999, CMS Energy paid a dividend of $.34 per share on Class G Common Stock.

In October 1999, the Class G Common Stock was exchanged for CMS Energy Common Stock, and therefore, no Class G dividend was declared (see Note 5). Class G shareholders prior to the exchange will receive the CMS Energy dividend that is payable in November 1999.

3:   SHORT-TERM FINANCINGS AND CAPITALIZATION

SHORT-TERM FINANCINGS: Consumers' short-term financings are discussed in the Consolidated Financial Statements of CMS Energy Note 3 included and incorporated by reference herein.

Consumers generally manages its short-term financings on a centralized consolidated basis. The portion of receivables sold attributable to Consumers Gas Group at September 30, 1999 and 1998, is estimated by management to be $42 million and $52 million, respectively. Accounts receivable and accrued revenue in the balance sheets have been reduced to reflect receivables sold. The portions of short-term debt and receivables sold attributable to Consumers Gas Group reflect the high utilization of short-term borrowing to finance the purchase of gas for storage in the summer and fall periods. The allocation of short-term financings and related interest charges to Consumers Gas Group generally follows the ratio of gas utility assets to total Consumers' assets. Additionally, the carrying costs for Consumers' sales of certain of its accounts receivable under its trade receivable purchase and sale agreement generally are allocated to Consumers Gas Group based on the ratio of customer revenues contributed by Consumers' gas customers to total Consumers' revenue. As a result of the centralized management of short-term financing, the amounts allocated to Consumers Gas Group are further adjusted in both the seasonal gas inventory build-up period (second and third quarters) and the high seasonal gas sales period (first and fourth quarters) to more closely reflect the higher short-term financing requirements of the inventory build-up period and conversely the lower financing requirements during the higher sales periods. Management believes these allocations to be reasonable.

CAPITAL STOCK AND LONG-TERM DEBT: Consumers Gas Group's capital stock and long-term debt, including debt resulting from the sale of Trust Preferred Securities, have been allocated based on the ratio of gas utility assets (including common assets attributed to the gas utility segment) to total Consumers' assets. Management believes these measurements are reasonable. For information regarding the long-term debt and capital stock of CMS Energy and Consumers, see Note 3 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


4:   COMMITMENTS AND CONTINGENCIES

CAPITAL EXPENDITURES: Consumers Gas Group estimates capital expenditures, including new lease commitments, of $125 million for 1999, $130 million for 2000, and $130 million for 2001. These estimates include an attributed portion of Consumers' anticipated capital expenditures for common plant and equipment.

For further information regarding commitments and contingencies directly affecting Consumers Gas Group (including those involving former manufactured gas plant sites), see the Consumers Gas Group Contingencies and Consumers Gas Group Matters in CMS Energy's Note 2 included and incorporated by reference herein.


5:   EXCHANGE OF CLASS G COMMON STOCK

On October 25, 1999, CMS Energy exchanged approximately 6.1 million shares of CMS Energy Common Stock for all of the 8.7 million issued and outstanding shares of Class G Common Stock in a tax-free exchange for United States Federal Income tax purposes. The exchange ratio of .7041 share of CMS Energy Common Stock for each share of Class G Common Stock represents the fair market value of CMS Energy Common Stock equal to 115 percent of the fair market value of one share of Class G Common Stock. Fair market values of CMS Energy Common Stock and Class G Common Stock were determined by calculating the average of the daily closing prices on the New York Stock Exchange from July 28, 1999 to August 24, 1999.

                    Report of Independent Public Accountants




To CMS Energy Corporation:

We have reviewed the accompanying balance sheets of CONSUMERS GAS GROUP (representing a business unit of Consumers Energy Company and its wholly-owned subsidiary, Michigan Gas Storage Company) as of September 30, 1999 and 1998, the related statements of income and common stockholders' equity for the three-month, nine-month, and twelve-month periods then ended, and the related consolidated statements of cash flows for the nine-month and twelve-month periods then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet of Consumers Gas Group as of December 31, 1998, and the related statements of income, common stockholders' equity and cash flows for the year then ended (not presented herein), and, in our report dated January 26, 1999, we expressed an unqualified opinion on those statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 1998, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.





Detroit, Michigan,
   November 10, 1999.